Exhibit 1

PURCHASE AGREEMENT

This Agreement, dated as of February 14, 2006 between Bruce C. Gottwald (“Gottwald”) and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees of Floyd Jr.’s Trust under the will of Floyd D. Gottwald (the “Trust”), provides as follows:

1)	The Trust hereby sells to Gottwald, and Gottwald hereby buys from the Trust, 437,220 shares of common stock of NewMarket Corporation (the “NewMarket shares”) in exchange for 855,086 shares of common stock of Tredegar Corporation (the “Tredegar shares”), such Tredegar shares having an equivalent market value to the value of the NewMarket shares being sold by the Trust.

2)	For purposes of this Agreement, the market value of each of the NewMarket shares and each of the Tredegar shares was calculated in each case using the average of the closing price of the shares of such corporation on the New York Stock Exchange (as reported in the Wall Street Journal) over the three trading day period commencing with the second day after the last to occur of the public announcement of NewMarket Corporation’s earnings for the year 2005 and the public announcement of Tredegar Corporation’s earnings for the year 2005.

3)	The Trust represents and warrants that Gottwald will acquire good and valid title to the NewMarket shares being sold to Gottwald by that entity, free and clear of any liens or encumbrances and that such entity has the right to sell such shares to Gottwald without violating any obligation. Gottwald represents and warrants that the Trust will acquire good and valid title to the Tredegar shares being sold by Gottwald free and clear of any liens or encumbrances and that he has the right to sell such shares to the Trust without violating any obligation.

4)	Gottwald represents and warrants that he does not know of any non-public information about NewMarket Corporation that a reasonable investor would consider material to a decision whether to sell common stock of NewMarket Corporation. The Trust represents and warrants that it does not know of any non-public information about Tredegar Corporation that a reasonable investor would consider material to a decision whether to sell common stock of Tredegar Corporation.

5)	The closing of this Agreement shall take place at the principal office of NewMarket Corporation on a date agreeable to the parties not more than 90 days following the date of this Agreement. At the closing, the Trust shall deliver to Gottwald stock certificates for the NewMarket shares being exchanged duly endorsed for transfer to Gottwald and Gottwald shall deliver to the Trust stock certificates for the Tredegar shares being exchanged duly endorsed for transfer to the Trust. Cash will be exchanged in lieu of any fractional shares. The parties may elect, by mutual agreement, to substitute electronic transfer of shares for the delivery of stock certificates.

[Signature Page Follows]

In witness whereof, the parties have caused this Agreement to be executed and delivered as of the date hereinabove set forth.

/s/ Bruce C. Gottwald
Bruce C. Gottwald

FLOYD JR.’S TRUST under the Will of FLOYD D. GOTTWALD

By:	/s/ William M. Gottwald
William M. Gottwald, Trustee

/s/ John D. Gottwald
John D. Gottwald, Trustee

/s/ James T. Gottwald
James T. Gottwald, Trustee

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